Exhibit 99.1

GDEV Demonstrates Ongoing Commitment to Best Sustainability Practices

September 22, 2023 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its second Sustainability Report, with examples of the company’s strategic resilience in 2022 and committing to carbon neutrality by 2030 across our Scope 2 emissions.

Our approach to sustainability reflects our responsibility to the millions of players we serve worldwide. GDEV Sustainability Report demonstrates the commitment to positive impact for society, employees, and the environment, disclosing information based on SASB Standards. Furthermore, we have made a commitment of becoming carbon neutral by 2030 across our Scope 2 emissions.

We have also adopted a new Inclusion & Diversity policy, outlining GDEV's and its studios' approach to promoting and achieving equality, fairness, and respect for all employees, partners, and players worldwide.

Andrey Fadeev and Boris Gertsovskiy, co-founders of GDEV, jointly stated, "We have learned to be very adaptable in addressing external challenges by implementing deep, fundamental changes to our operating and corporate structures. This has not only helped us to navigate numerous geopolitical, macroeconomic, and industry-related difficulties but also to establish a solid foundation for GDEV’s commitment to future sustainable growth."

Natasha Braginsky Mounier, Chairperson of the Board of Directors, "GDEV's sustainability report is our roadmap to continue enhancing our positive impact and growth mindset in an ever-changing world."

GDEV’s Second Sustainability Report and Policies can be found in our Sustainability section on the company's website: gdev.inc/sustainability.

About GDEV

GDEV is a gaming and entertainment company, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries, including Nexters, Cubic Games, Dragon Machines, and more, GDEV strives to create games that inspire and engage millions of players for many years. Its franchises, such as Hero Wars, Island Questaway, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc

Contacts

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2022 Annual Report on Form 20-F, filed by the Company on June 26, 2023, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.